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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)


                                STERLING BANCORP
 ..............................................................................
                                (Name of Issuer)

                           Common Shares, $1 par value
 ..............................................................................
                         (Title of Class of Securities)

                                    859158107
 ..............................................................................
                                 (CUSIP Number)

                                December 31, 2000
 ..............................................................................
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ x ]       Rule 13d-1(b)

[   ]       Rule 13d-1(c)

[   ]       Rule 13d-1(d)

The remainder of this cover shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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
            CUSIP NO.  859158 10 7

----------------------------------------------------------------------------------------------------------------------------
1)          Name of Reporting Person
            S.S. or I.R.S. Identification Nos. of Above Person

            STERLING NATIONAL BANK, f/k/a STERLING NATIONAL BANK & TRUST COMPANY OF NEW YORK
            I.R.S. Identification No. 13-1345915

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2)           Check the Appropriate box if a Member of a Group*                                                  (a)     [ ]

                                                                                                                (b)     [X]

            *Sterling National Bank, f/k/a Sterling National Bank & Trust Company of New York and Lawrence Newman
            are co-executors of the Last Will and Testament of Theodore H. Silbert dated June 12, 1991 and the Codicil thereto dated March 27, 1992 and the trustees of the Trusts created thereunder.


----------------------------------------------------------------------------------------------------------------------------
3)           SEC Use Only



----------------------------------------------------------------------------------------------------------------------------
4)           Citizenship or Place of Organization:          NEW YORK


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                                                           (5) Sole Voting Power                   393,412
                                                           ----------------------------------------------------------------
Number of Shares                                           (6) Shared Voting Power                 122,118
                                                           ----------------------------------------------------------------
Beneficially Owned by                                      (7) Sole Dispositive Power              393,412
                                                           ----------------------------------------------------------------
Each Reporting Person With                                 (8) Shared Dispositive Power            122,118




----------------------------------------------------------------------------------------------------------------------------
9)           Aggregate Amount Beneficially Owned by Each Reporting Person                       515,630


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10)          Check if the Aggregate Amount in Row (9) Excludes Certain Shares


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11)          Percent of Class Represented by Amount in Row 9                        5.7


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12)          Type of Reporting Person                                   BK


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                                  SCHEDULE 13-G

Item 1       (a)        Name of Issuer:
                        Sterling Bancorp,
                        a New York Corporation

             (b)        Address of Issuer's Principal Executive Offices:
                        430 Park Avenue
                        New York, New York   10022-3505

Item 2       (a)        Name of Person Filing:
                        Sterling National Bank

             (b)        Address of Principal Business Office:
                        430 Park Avenue
                        New York, New York   10022-3505

             (c)        Citizenship:
                        New York

             (d)        CUSIP Number:   85158107

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

             (a) [ ] Broker or Dealer registered under Section 15 of the Act
             (b) [X] Bank as defined in section 3 (a) (6) of the Act
             (c) [ ] Insurance Company as defined in section 3 (a) (19) of the
                     Act
             (d) [ ] Investment company registered under section 8 of the
                     Investment Company Act
             (e) [ ] Investment Adviser registered under section 203 of the
                     Investment Advisers Act of 1940
             (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1 (b)
                     (ii) (F)
             (g) [ ] Parent Holding Company, in accordance with Section
                     240-13d-1 (b) (ii) (G) (note: See Item 7)

             (h) [ ] Group, in accordance with Section 240-13d-1 (b) 1) (ii) (H)

Item 4.      Ownership

             See cover page, Items 5, 6, 7, 8, 9 and 11, the responses to which are incorporated herein by reference.



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Item 5.      Ownership of Five Percent or More of a Class

             Sterling National Bank, formerly known as Sterling National Bank & Trust Company of New York, and Lawrence Newman, as co-executors of the Last Will and Testament of Theodore H. Silbert dated June 12, 1991 and the Codicil thereto dated May 27, 1992 (together, the "Silbert Will") acquired 404,398 Common Shares, $1 par value, of Sterling Bancorp (the "Common Shares") in their capacity as co-executors under the Silbert Will. The Silbert Will provides for the creation of separate trusts for six persons named therein. On or about February 28, 1997, the Common Shares were distributed equally among the six trusts. Sterling National Bank and Lawrence Newman are co-trustees of each trust. The beneficiaries of each trust and the number of Common Shares currently owned by each trust are:

                   Elyssa Silbert                  7,185
                   Benjamin Silbert               24,718
                   Theodore Silbert II            27,864
                   Michael Silbert                22,784
                   Scott Silbert                  19,879
                   Laurie Dunning                 19,688

             The balance of shares reported herein as beneficially owned are owned by Sterling National Bank in its capacity as trustee of the Sterling Bancorp/Sterling National Bank & Trust Company of New York Employees Retirement Plan, the Sterling Bancorp/Sterling National Bank & Trust Company of New York 401(k) Sterling Bancorp Stock Fund, and the Sterling Bancorp/Sterling National Bank & Trust Company of New York Profit Sharing Plan.

Item 6       Ownership of More than Five Percent on Behalf of Another Person

             Not applicable


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

             Not applicable.

Item 8.      Identification and Classification of Members of the Group

             Not applicable.

Item 9.      Notice of Dissolution of Group

                        Not applicable.


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Item 10.     Certification

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purposes of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     February 13, 2001



                                     STERLING NATIONAL BANK


                                     By:  /s/ Jerrold Gilbert
                                         -----------------------------------
                                              Jerrold Gilbert
                                              General Counsel and Executive
                                               Vice President





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